Exhibit 2.1

EXECUTION

EQUITY PURCHASE AGREEMENT

DATED AS OF February 16, 2024

BY AND AMONG

INPIXON,

GRAFITI LLC,

AND

GRAFITI GROUP LLC

i

Article VII Post-Closing Agreements		22

7.1	Post-Closing Agreements	22
7.2	Inspection of Records	22
7.3	Intentionally Omitted	22
7.4	Tax Matters	22
7.5	Employee Matters	24
7.6	Further Assurances	24

Article VIII Survival; Remedies		25

8.1	Survival	25
8.2	Remedies	25

Article IX Effect of Termination/Proceeding		25

9.1	General	25
9.2	Right to Terminate	26
9.3	Certain Effects of Termination	26
9.4	Remedies	27
9.5	Right to Damages	27

Article X Miscellaneous		27

10.1	Publicity	27
10.2	Notices	27
10.3	Expenses; Transfer Taxes	28
10.4	Entire Agreement	29
10.5	Projections	29
10.6	Non-Waiver	29
10.7	Counterparts	29
10.8	Severability	30
10.9	Applicable Law	30
10.10	Binding Effect; Benefit	30
10.11	Assignability	30
10.12	Rule of Construction	30
10.13	WAIVER OF TRIAL BY JURY	31
10.14	Consent to Jurisdiction	31
10.15	Amendments	31
10.16	Conflicts and Privilege	31
10.17	Release and Indemnity	32

ii

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made as of February 16, 2024, by and among Grafiti LLC, a Nevada limited liability company (the “Company”), Inpixon, a Nevada corporation (“Seller”), and Grafiti Group LLC, a Nevada limited liability company (“Buyer”).

RECITALS

A. Seller is engaged in the business of (i) operating an advertising management platform consisting of digital solutions (eTearsheets; eInvoice, adDelivery) and cloud-based applications and analytics for the advertising, media and publishing industries, collectively referred to publicly by Seller and the Company as Shoom, (ii) providing comprehensive sets of data analytics and statistical visualization solutions for engineers and scientists referred to publicly by Seller and the Company as SAVES, excluding such solutions provided by Inpixon Ltd., a United Kingdom limited company, and (iii) managing the Company’s set of applications, technology and data analytics related to the Company’s provision of sports performance enhancing solutions referred to publicly by Seller and the Company as Game Your Game (GYG) (the “Business”).

B. Seller and Company have entered into that certain Contribution, Assignment, and Assumption Agreement dated December 21, 2023 (the “Contribution Agreement”) pursuant to which Seller has contributed and assigned to the Company and the Company has accepted the Transferred Assets and the Transferred Liabilities (as such terms are defined in the Contribution Agreement) associated with the Business.

C. Seller owns all of the issued and outstanding limited liability company interests of the Company (collectively, the “Interest”).

D. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Interest (the “Purchased Interest”), on the terms and subject to the conditions herein contained.

AGREEMENTS

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I
Definitions

1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below.

“Affiliate” with respect to any Person means any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such Person including, in the case of any Person who is an individual, his or her spouse, any of his or her descendants (lineal or adopted) or ancestors, and any of their spouses.

“Agreement” has the meaning set forth in the introductory paragraph.

“Arbitrating Accountant” means the independent accounting or consulting firm mutually acceptable to Seller and Buyer or, if they are unable to agree, Seller and Buyer’s respective accountants acting jointly.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York, New York are permitted or required to be closed.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Closing Certificate” has the meaning set forth in Section 5.1(c).

“Buyer Indemnitor” means Buyer and its successors and assigns, and the term “Buyer Indemnitor” means any one of the foregoing Buyer Indemnitors.

“Buyer Prepared Tax Return” has the meaning set forth in Section 7.4(a).

“Closing” has the meaning set forth in Section 2.8.

“Closing Balance Sheet” means the unaudited balance sheet of the Company as of 11:59 p.m. (Pacific time) on the day immediately preceding the Closing Date.

“Closing Date” has the meaning set forth in Section 2.8.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals to this Agreement.

“Company Closing Certificate” has the meaning set forth in Section 5.2(c).

“Company IP” has the meaning set forth in Section 3.3(q)(ii).

“Contribution Agreement” has the meaning set forth in the recitals to this Agreement.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities, by contract or otherwise, and the term “Controlled” has the meaning correlative thereto.

“Delivery Date” means the date on which the Closing Balance Sheet has been delivered.

“Disclosure Schedule” means the schedules delivered by Seller to Buyer concurrently herewith and identified by the parties as the Disclosure Schedule (as amended, modified or supplemented in accordance with the terms hereof).

“Dispute” means any dispute regarding the items or amounts reflected on the Closing Balance Sheet and affecting the calculation of the Purchase Price.

“Dispute Notice” means a written notice of a Dispute presented to Seller within the Dispute Period.

“Dispute Period” means the period beginning on the Delivery Date and ending at 5:00 p.m. (Pacific time) on the date thirty (30) days after the Delivery Date.

“Disputed Items” has the meaning set forth in Section 2.5(a).

“Family Members” means a Person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who share such Person’s home.

“First Installment” has the meaning set forth in Section 2.9(a).

“First Installment Period” means the period from January 1, 2024 through December 31, 2024.

“GAAP” means United States generally accepted accounting principles applied in a manner consistent with the accounting principles and practices applied in the preparation of Seller’s financial statements prior to the Closing as filed with the U.S. Securities and Exchange Commission.

“Governmental Authority” means the United States or any state, provincial, local or foreign government, or any subdivision, agency or authority of any thereof having competent jurisdiction over any of the Company, Buyer, Seller or the transactions contemplated by this Agreement, as applicable.

“Indebtedness” means, without duplication, to the extent not included in Working Capital, the sum of the following items of the Company as of the Closing: (a) all indebtedness for borrowed money (including the principal amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed, whether owing to banks, financial institutions or otherwise (but excluding trade payables, accrued expenses and the like); (b) all guaranties of the Company in respect of indebtedness for borrowed money of Persons other than the Company; and (c) all premiums, fees, penalties, change of control payments or other amounts due in respect of any of the foregoing as a result of the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement (and notwithstanding anything expressed or implied herein to the contrary), Transaction Expenses, leases (whether operating lease or capitalized leases) and undrawn amounts (or contingent reimbursement obligations) under any outstanding letters of credit shall not be deemed to be Indebtedness.

“Indemnified Employees” means all present, and former directors, managers, officers, employees and agents of the Company and Seller (to the extent such employees and agents of Seller have provided services in connection with the Business), and the term “Indemnified Employee” means any one of the foregoing Indemnified Employees.

“Installment Measurement Date” with respect to any Installment Period means the last day ending such Installment Period.

“Installments” has the meaning set forth in Section 2.9(a).

“Installment Periods” means the First Installment Period and the Second Installment Period, as applicable.

“Intellectual Property” means (a) foreign and domestic patents and patent applications; (b) Internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate or company names (both foreign and domestic) and registrations and applications for registration thereof together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works (both foreign and domestic) and registrations and applications for registration thereof; (d) computer software, data, databases and documentation thereof, including rights to third party software used in the Business; and (e) trade secrets and other confidential information (including ideas, formulas, compositions, inventions, know how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information).

“Interest” has the meaning set forth in the recitals to this Agreement.

“IRS” means the Internal Revenue Service.

“Liens” means all options, proxies, voting trusts, voting agreements, judgments, pledges, charges, escrows, rights of first refusal or first offer, mortgages, indentures, claims, transfer restrictions, liens, equities, security interests and other encumbrances of every kind and nature whatsoever, whether arising by agreement, operation of law or otherwise, other than (a) restrictions on the offer and sale of securities under federal and state securities laws and (b) any Permitted Liens.

“Material Adverse Effect” means a material adverse effect on the long-term business or financial condition of the Company, taken as a whole, provided that the foregoing shall not include any event, circumstance, change, occurrence, fact or effect resulting from or relating to (a) changes in economic conditions generally or in any region in which the Company or the Business operate; (b) changes in United States or global financial markets in general; (c) changes, occurrences or developments in or related to the general industry or industries (or portions thereof) in which the Company or the Business operate or are materially related thereto; (d) changes in law, accounting standards or any authoritative interpretations thereof; (e) any action taken or failed to be taken by the Company or Seller or any of their Affiliates or representatives at the request of Buyer or that is required or contemplated by this Agreement; (f) a failure to meet the Company’s projections, or any changes in the prices or availability of labor, and/or any other items or services used in the Business; (g) the identity of, or any action taken by, Buyer or any of its Affiliates or representatives; (h) the announcement of, publicity related to, and/or performance of this Agreement and the other transactions contemplated by this Agreement, including termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, representatives, partners, officers or employees of the Business; (i) any actions required under this Agreement to obtain any approval or authorization required under applicable laws for the consummation of the transactions contemplated by this Agreement; (j) acts of war (whether or not declared), armed hostilities, sabotage or terrorism occurring after the date of this Agreement or the continuation, escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement; (k) earthquakes, hurricanes, floods, or other natural disasters; or (l) global health conditions (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)).

“Material Contracts” means all of the contracts, leases, agreements and instruments listed in Section 3.3(l) of the Disclosure Schedule.

“Net Income After Taxes” means with respect to an Installment Period, the net income of the Company for such period, calculated in accordance with GAAP, after income tax expense, plus income tax credits/receivables, provided that any amounts paid in cash as salary, guaranteed payments, or fees to Nadir Ali or his Family Members or any of their respective Affiliates during the applicable Installment Period shall not be considered an expense for purposes of calculating net income of the Company for such Installment Period, provided that any such payments made to Affiliates of Mr. Ali on arms-length fair market terms shall be considered an expense for purposes of calculating net income hereunder.

“Net Income After Taxes Determination” has the meaning set forth in Section 2.9(a).

“NRF” has the meaning set forth in Section 10.16.

“Permits” means all licenses, permits, registrations and government approvals other than the Environmental Permits.

“Permitted Liens” means: (a) statutory Liens for current Taxes, assessments and other charges by Governmental Authorities that are not yet due and payable (or that may be paid without interest or penalties) or that are being contested in good faith; (b) statutory liens of landlords, carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due; (c) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations; (d) minor irregularities of title which do not in the aggregate materially detract from the value or use of the Company’s assets; (e) such covenants, conditions, restrictions, easements, encroachments or encumbrances of record and any conditions, restrictions, easements, encroachments and other encumbrances that would be shown by a current, accurate survey or physical inspection of any leased real estate; (f) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over real property; (g) a lessor’s interest in, and any mortgage, pledge, security interest, encumbrance, Lien (statutory or other) or conditional sale agreement on or affecting a lessor’s interest in, any leased real estate; or (h) Liens or encumbrances or matters caused by, or resulting from, the actions of Buyer or any of its agents, employees or Affiliates.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, bank, trust company, trust or other entity, whether or not a legal entity, or any Governmental Authority.

“Personal Information” means any information which allows the identification of a natural person, including, without limitation, a natural person’s name, street address, email address, telephone number, photograph, social security number or tax identification number, driver’s license number, credit card number, bank information or customer or account number.

“Pre-Closing Tax Period” means any taxable period, or portion thereof, ending on or before the Closing Date, including, for the avoidance of doubt, the portion of any Straddle Period ending on the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchased Interest” has the meaning set forth in the recitals to this Agreement.

“Released Claims” has the meaning set forth in Section 10.17.

“Released Person” has the meaning set forth in Section 10.17.

“Releasing Person” has the meaning set forth in Section 10.17.

“Remaining Disputed Items” has the meaning set forth in Section 2.5(b).

“Second Installment” has the meaning set forth in Section 2.9(a).

“Second Installment Period” means the period from January 1, 2025 through December 31, 2025.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the introductory paragraph.

“Seller Indemnitees” means Seller and its respective Affiliates, agents, representatives, heirs and assigns, and each of their respective directors, managers, officers, members, shareholders, partners, agents, representatives, successors, heirs and assigns, and the term “Seller Indemnitee” means any one of the foregoing Seller Indemnitees.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies whether in source code or object code; (b) databases and computations, including any and all data and collections of data; (c) documentation, including user manuals and training materials, relating to any of the foregoing; and (d) content and information contained in any web site.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Taxes” means all federal, state, foreign and local income, sales, use, ad valorem, transfer or other taxes, fees, assessments or charges of any kind, together with any interest and any penalties with respect thereto, and the term “Tax” means any one of the foregoing Taxes.

“Tax Return” means any return, declaration, report, claim for refund or other document or form relating to Taxes filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” has the meaning set forth in Section 9.2(b).

“Transaction Agreements” means this Agreement, the Contribution Agreement, the Transition Services Agreement and each other contract, certificate, instrument, agreement or other document executed and delivered in connection herewith or therewith or the transactions contemplated hereby or thereby.

“Transaction Expenses” means all of the Company’s and Sellers’ expenses incurred in connection with the preparation, execution and consummation of this Agreement, including attorneys’, accountants’ and other advisors’ fees and expenses payable by the Company or the Seller as of the Closing or not otherwise included in Working Capital.

“Transfer Taxes” has the meaning set forth in Section 10.3.

“Working Capital” means the excess of the assets of the Company which are treated as current assets (exclusive of inventory), minus the liabilities of the Company which are treated as current liabilities (exclusive of Transaction Expenses), all determined in the manner set forth in Section 2.4.

“Working Capital Adjustment” means (a) a positive amount equal to the amount by which the Working Capital of the Company set forth in the Closing Balance Sheet is greater than $1,000,000, or (b) a negative amount equal to the amount by which the Working Capital of the Company set forth in the Closing Balance Sheet is less than $1,000,000.

“XTI Merger Agreement” means the Agreement and Plan of Merger, dated as of July 24, 2023, by and among XTI Aircraft Company, Seller and Superfly Merger Sub Inc., as amended from time to time by the parties thereto.

Article II
Purchase and Sale of Purchased Interest; Closing and Manner of Payment

2.1 Agreement to Purchase and Sell Purchased Interest. On the terms and subject to the conditions contained in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, the Purchased Interest, free and clear of any and all Liens.

2.2 Purchase Price. The aggregate purchase price for all of the Purchased Interest (the “Purchase Price”) shall be equal to: (a) the aggregate amount of one million ($1 million); plus (b) fifty percent (50%) of Net Income After Taxes, if any, calculated as of each Installment Measurement Date; minus (c) the amount of Transaction Expenses assumed or otherwise discharged by Company or Buyer, if any, and required to be paid by Seller pursuant to this Agreement; plus or minus (d) the amount of the Working Capital Adjustment. The Purchase Price shall be payable in cash as Installments following the Closing, by wire transfer or delivery of otherwise immediately available funds in accordance with the procedures set forth in Section 2.9.

2.3 Working Capital Adjustment. The Purchase Price will be increased or decreased on a dollar-for-dollar basis by the amount of the Working Capital Adjustment. In the event the Working Capital Adjustment is a positive number, such amount shall be added to the Purchase Price pursuant to Section 2.2. In the event the Working Capital Adjustment is a negative number, such amount shall be subtracted from the Purchase Price pursuant to Section 2.2.

2.4 Determination of Working Capital and Certain Other Items. The amounts of Indebtedness, Transaction Expenses and Working Capital shall each be determined from the Closing Balance Sheet. The Closing Balance Sheet shall be prepared by or at the direction of Seller. The Closing Balance Sheet shall be prepared in accordance with the standards set forth on Schedule 2.4 and otherwise in accordance with GAAP. To the extent there is a conflict between GAAP and the principles and procedures set forth on Schedule 2.4, Schedule 2.4 shall control. Seller shall use commercially reasonable efforts to cause the Delivery Date to be not more than forty-five (45) days following the Closing Date. Buyer shall make available, and without cost to Seller, the books, records and personnel of the Company which Seller reasonably requires in order to prepare and deliver the Closing Balance Sheet. Buyer and Seller shall, throughout the entire period from the date of this Agreement to the Delivery Date, meet and discuss any and all financial and business matters relating to such process and the preparation of the Closing Balance Sheet.

2.5 Disputes Regarding Closing Balance Sheet. Disputes with respect to the Closing Balance Sheet shall be resolved as follows:

(a) Buyer shall have the Dispute Period to bring a Dispute, but only on the basis that the amounts reflected on the Closing Balance Sheet were not presented in accordance with Section 2.4 or were inaccurate. If Buyer does not give a Dispute Notice, the Closing Balance Sheet shall be deemed to have been accepted and agreed to by Buyer in the form in which it was delivered to Buyer, and shall be final and binding upon the parties hereto. If Buyer has a Dispute, Buyer shall give Seller a Dispute Notice within the Dispute Period, setting forth in reasonable detail the items and amounts in dispute (collectively, the “Disputed Items”) (it being understood that all other items and amounts not so disputed shall be deemed final). Within thirty (30) days after delivery of such Dispute Notice, the parties hereto shall attempt to resolve the Disputed Items and agree in writing upon the final content of the disputed balance sheet.

(b) If Buyer and Seller are unable to resolve any Disputed Items within the thirty (30) day period after Seller’s receipt of a Dispute Notice (such items and/or amounts remaining in dispute, collectively, the “Remaining Disputed Items”), Seller and Buyer shall jointly engage the Arbitrating Accountant as arbitrator. In connection with the resolution of the Remaining Disputed Items, the Arbitrating Accountant shall have access to all documents, records, work papers, facilities and personnel necessary to perform its function as arbitrator. The Arbitrating Accountant’s function shall be to resolve the Remaining Disputed Items (and only the Remaining Disputed Items) in accordance with the requirements of Section 2.4 and Schedule 2.4 and shall be bound by the definitions of Indebtedness, Transaction Expenses, Working Capital and Working Capital Adjustment, and such review shall be based solely on presentations and submissions by Buyer and Seller (and not by independent review of the Closing Balance Sheet), and upon such resolution, conform the Closing Balance Sheet accordingly. The Arbitrating Accountant shall allow Buyer and Seller to present their respective positions regarding the Remaining Disputed Items. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Remaining Disputed Items, at which conference each party shall have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants. In connection with such process, there shall be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings. In resolving any Remaining Disputed Item, the Arbitrating Accountant may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Arbitrating Accountant shall promptly, and in any event within sixty (60) days after the date of its appointment, render its decision on the Remaining Disputed Items in writing and finalize the Closing Balance Sheet. Such written determination shall be final and binding upon the parties hereto, and judgment may be entered on the award. Upon the resolution of all Disputes, the Closing Balance Sheet shall be revised to reflect such resolution. The Arbitrating Accountant shall determine the proportion of its fees and expenses to be paid by each of Seller and Buyer, based primarily on the degree to which the Arbitrating Accountant has accepted the positions of the respective parties.

2.6 Intentionally Omitted.

2.7 Intentionally Omitted.

2.8 Time and Place of Closing. The transactions contemplated by this Agreement shall be consummated (the “Closing”) remotely as of immediately prior to the closing of the transactions contemplated by the XTI Merger Agreement, or at such other place, time or date as Buyer and Seller mutually agree. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date”.

2.9 Purchase Price Installment Payments

(a) The Purchase Price, as finally determined pursuant to Section 2.2 and this Section 2.9, shall be payable by Buyer and its Affiliates in two (2) installments as follows: (i) the first such payment representing fifty percent (50%) of the aggregate Purchase Price (the “First Installment”), within sixty (60) days after the end of the First Installment Period and (ii) the second such payment representing the remaining fifty percent (50%) of the Purchase Price (the “Second Installment” and together with the First Installment, the “Installments”), within sixty (60) days after the end of the Second Installment Period. In no event shall the Purchase Price or any Installment payable hereunder be reduced or otherwise adjusted, and Seller shall in no way be liable to Buyer, if Net Income After Taxes yields a negative number.

(b) Upon or as promptly as practicable following the applicable Installment Measurement Date but in any event no later than forty-five (45) days following the applicable Installment Measurement Date, the Buyer shall deliver a written copy of its determination of Net Income After Taxes for the Installment Period determined in accordance with this Section 2.9 (the “Net Income After Taxes Determination”) to the Seller. The Net Income After Taxes Determination shall be final, conclusive and binding on the parties hereto unless the Seller provides a written notice to the Buyer disputing such determination no later than the fifteenth (15th) calendar day after the delivery to the Sellers of the Net Income After Taxes Determination. The parties will attempt to resolve such dispute involving the Net Income After Taxes Determination in the same manner as set forth in Section 2.5. Notwithstanding anything contained herein to the contrary and in the event of such a dispute, the Buyer is still obligated to make such portion of any payments for the applicable Installment Period to the Seller that are undisputed in the manner described in this Section 2.9.

(c) During the Installment Period, the Buyer agrees (i) to operate the Business in good faith and in a manner intended to maximize Net Income After Taxes during each Installment Period, subject to and in compliance with applicable law, and (ii) not to take any actions with the intent of reducing any payments due to the Seller pursuant to this Section 2.9.

2.10 Withholding

. Buyer shall be entitled to deduct and withhold from any payment to any Person under this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation with respect to this Agreement under the Code or any provision of applicable Tax law; provided that Buyer shall use reasonable best efforts to provide Seller with a written notice of its intention to withhold or deduct at least five (5) Business Days prior to such withholding or deduction. Both the applicable payor and the applicable payee shall use commercially reasonable efforts to minimize any such Tax withholding. To the extent that amounts are so withheld or deducted by Buyer and timely paid over to the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Article III
Representations and Warranties

3.1 General Statement. The parties make the representations and warranties to each other which are set forth in this Article III.

3.2 Representations and Warranties of Buyer. Buyer represents and warrants to the Company and Seller as follows:

(a) Organization, Existence and Good Standing. Buyer is a limited liability company duly organized, existing and in good standing, under the laws of Nevada.

(b) Power and Authority. Buyer has all requisite capacity, power and authority to enter into and perform this Agreement and the other Transaction Agreements. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized. No other proceeding on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Agreements by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby.

(c) Enforceability. This Agreement and each other Transaction Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

(d) Consents. No consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required for or in connection with the consummation by Buyer of the transactions contemplated by this Agreement or the other Transaction Agreements.

(e) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement nor the other Transaction Agreements by Buyer, nor the consummation by Buyer of the transactions contemplated hereby and thereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Buyer’s organizational documents, or of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or Governmental Authority or of any arbitration award. Buyer has no knowledge of any facts or circumstances that, in each case as to Buyer and its Affiliates, would prohibit, prevent, delay or otherwise impede: (i) Buyer’s ability to acquire and/or own the Purchased Interest; or (ii) receipt of any Permits, consents, findings of qualification or suitability (of Buyer, its Affiliates and their respective officers and directors) or the like from any Governmental Authority as is necessary in connection with the transactions contemplated by this Agreement.

(f) Conflicts Under Contracts. Buyer is not a party to, or bound by, any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by Buyer according to the terms of this Agreement or the other Transaction Agreements will require a consent, approval or notice, or will result in a default or an event of acceleration, or grounds for termination, modification or cancellation, or whereby timely performance by Buyer according to the terms of this Agreement or the other Transaction Agreements may be prohibited, prevented or delayed.

(g) Funding. Buyer will have, sufficient immediately available funds when due to consummate the transactions contemplated hereby on the terms contained herein, including to pay the Purchase Price and the fees and expenses of Buyer related to the transactions contemplated hereby. There is no circumstance or condition that, in the aggregate with all other circumstances and conditions, could reasonably be expected to prevent or substantially delay the availability of such funds at the times required to be paid hereunder. Buyer acknowledges and agrees that the performance of its obligations under this Agreement is not in any way contingent upon the availability of financing to Buyer.

(h) WARN Act. Buyer has no present plans or intention to carry out, after the Closing, any plant closing or mass layoff which would require notification under, or otherwise violate the federal Worker Adjustment and Retraining Notification Act (or any similar foreign, state or local law) at any facility of the Company.

(i) Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, each of Buyer and the Company shall be able to pay their respective debts as they become due. Immediately after giving effect to the transactions contemplated by this Agreement, each of Buyer and the Company shall have adequate capital to carry on their respective businesses, including the Business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the other Transaction Agreements with the intent to hinder, delay or defraud either present or future creditors of either Buyer or the Company.

(j) No Knowledge of Misrepresentations or Omissions. Buyer has no knowledge (i) that the representations and warranties of the Company and/or Seller in this Agreement, as modified by the Disclosure Schedule, are not true and correct in all material respects, or (ii) that there are any material errors in or material omissions from the Disclosure Schedule.

(k) Independent Investigation. Buyer has conducted an independent investigation of the Company and its business operations, assets, liabilities, results of operations, condition (including, operating, environmental and financial condition) and prospects in making its determination as to the propriety of the transactions contemplated by this Agreement, and Buyer is satisfied with the results thereof. Buyer has been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Company that Buyer and its representatives have desired or requested to see or review, and that Buyer and its respective representatives have had a full opportunity to meet with the officers and employees of the Company to discuss the business of the Company and have otherwise been furnished with or given full and complete access to such information about the Company and their businesses and operations as they have requested. In entering into this Agreement, Buyer has relied solely on the results of its own investigation and on the representations and warranties of the Company and Seller expressly contained in Sections 3.3 and 3.4 of this Agreement.

(l) Investment. Buyer is acquiring the Purchased Interest for its own account for investment and with no present intention of distributing or reselling such Purchased Interest or any part thereof in any transaction which would constitute a “distribution” within the meaning of the Securities Act. Buyer understands that the Purchased Interest has not been registered under the Securities Act or any state securities laws and is being transferred to Buyer, in part, in reliance on the foregoing representation.

(m) Brokers. Neither Buyer nor any of its Affiliates has dealt with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Buyer or any of its Affiliates, or Seller or the Company, for arranging the transactions contemplated hereby or introducing the parties to each other.

3.3 Representations and Warranties of the Company. The Company makes the following representations and warranties to Buyer set forth in this Section 3.3 as of the date hereof. All representations and warranties of the Company are made subject to the exceptions noted in the Disclosure Schedule (whether or not a particular representation or warranty is specifically modified by the phrase “except as set forth in the Disclosure Schedule” or words of similar import). Any disclosure set forth on any particular schedule of the Disclosure Schedule shall be treated as disclosed with respect to all other schedules of the Disclosure Schedule and all other sections of this Agreement to the extent that the applicability of such item to such other schedules and such other sections of this Agreement is reasonably apparent. The inclusion of any item or fact in the Disclosure Schedule shall not be deemed an admission that such item or fact is material for the purposes of this Agreement or that such item or fact did not arise in the ordinary course of the Company’s business.

(a) Organization, Existence and Good Standing. The Company is a limited liability company duly organized, existing and in good standing under the laws of the State of Nevada.

(b) Foreign Good Standing. The Company has qualified as a foreign limited liability company, and is in good standing, under the laws of all jurisdictions where the nature of its business or the nature or location of its assets requires such qualification and where the failure to so qualify would have a Material Adverse Effect.

(c) Power and Authority. The Company has all necessary limited liability power and authority to carry on its business as such business is now being conducted. The Company has full limited liability company power and authority to enter into and perform this Agreement and the other Transaction Agreements. The execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly approved by the sole managing member of the Company. No other limited liability company proceedings are necessary on the part of the Company to authorize (i) the execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company, and (ii) the consummation by the Company of the transactions contemplated hereby and thereby.

(d) Enforceability. Each of this Agreement has been, and the other Transaction Agreements to which the Company is or will, at the Closing, be a party, will be, duly executed and delivered by the Company and constitute a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

(e) Consents. The Company is not required to obtain or make, as applicable, any consent, authorization, order or approval of, or filing or registration with, any Governmental Authority in connection with the consummation of the transactions contemplated hereby.

(f) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of the Company’s certificate of formation or limited liability company agreement, or any statute or administrative rule or regulation, or of any order, writ, injunction, judgment or decree of any court or Governmental Authority or of any arbitration award to which the Company is a party or by which the Company or any of its properties or assets is bound.

(g) Conflicts Under Contracts. Except as set forth in Section 3.3(g) of the Disclosure Schedule, the Company is not a party to, or bound by, any unexpired, undischarged or unsatisfied Material Contract under the terms of which performance by the Company according to the terms of this Agreement will require a consent, approval or notice, or will result in a default or an event of acceleration, or grounds for termination, modification or cancellation of any right or obligation, or would prohibit, prevent or delay timely performance by the Company of this Agreement.

(h) Subsidiaries. Except as set forth on Section 3.3(h), the Company does not hold or beneficially own any direct or indirect interest (whether it be common or preferred stock or any comparable ownership interest in any Person that is not a corporation), or any subscriptions, options, warrants, rights, calls, convertible securities or other agreements or commitments for any interest in any Person.

(i) Constituent Documents. True and complete copies of the certificate of formation and all amendments thereto, the limited liability company agreement as amended and currently in force and all organizational records of the Company have been made available for inspection by Buyer. The organizational records of the Company contain true and complete copies of all resolutions adopted by the Company’s member and/or the board of directors of the Company.

(j) Capitalization. The Interest constitutes all of the issued and outstanding limited liability company interest of the Company. The Interest has been validly issued, is fully paid and nonassessable, and is owned beneficially and of record by Seller, free and clear of any and all Liens. Except as set forth on Section 3.3(j) of the Disclosure Schedule, there are no outstanding subscriptions, options, warrants, rights (including preemptive rights), calls, convertible securities or other agreements or commitments of any character relating to the issued limited liability company interests or other securities of the Company or otherwise obligating the Company to issue any securities of any kind, and there are no voting agreements with respect to any of the foregoing. The Company is under no obligation to repurchase, redeem or otherwise acquire any of its limited liability company interests or other securities.

(k) Assets. The Company has good and marketable title to or, in the case of leased property, has valid leasehold interests in, all tangible personal property (including all fixtures, leasehold improvements, equipment, office, operating and other supplies and furniture) material to its business as presently conducted, free and clear of any Liens, except for Permitted Liens. The machinery, equipment and other tangible assets of the Company are in adequate condition and repair in all material respects, ordinary wear and tear excepted. The foregoing representation and warranties set forth in this Section 3.3(k) shall not apply to the Intellectual Property, which is dealt with exclusively in Section 3.3(q).

(l) Contracts. All Material Contracts are binding upon the Company, and, to the Company’s knowledge, the other parties thereto. No material default by the Company has occurred thereunder and, to the Company’s knowledge, no material default by the other contracting parties has occurred thereunder.

(m) Permits. The Company possesses all Permits that are required for the Company to conduct the Business as presently conducted and which, if not possessed, would have a Material Adverse Effect.

(n) Employees. Section 3.3(n) of the Disclosure Schedule contains a true and correct list of all employees of the Company as of the date of this Agreement, together with their respective base salaries, expected bonuses (mandatory and discretionary) and positions. No employees have been laid off by the Company in the ninety (90) days preceding the date hereof.

(o) Litigation; Orders. There are no lawsuits, actions, proceedings, investigations, claims, complaints, injunctions or orders by or before any Governmental Authority, pending or, to the Company’s knowledge, threatened in writing against the Company or any of the Company’s officers, directors or Affiliates, with respect to the Company’s operations, Business or assets, or with respect to the consummation of the transactions contemplated hereby. The Company is not a party to, or bound by, any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Authority) with respect to the Company’s operations, Business or assets.

(p) Compliance with Laws. The Company is not in violation of, or delinquent in respect to, any decree, order or arbitration award or law, statute, or regulation of or agreement with, or any Permit from, any Federal, state or local Governmental Authority to which the property, assets, personnel or Business activities of the Company are subject, in each case, which violation or delinquency would have a Material Adverse Effect.

(q) Intellectual Property.

(i) Section 3.3(q) of the Disclosure Schedule sets forth a complete and accurate list of all the following that are owned by the Company: (1) patented or registered Intellectual Property and pending patent applications and other applications for registration of Intellectual Property; (2) all material unregistered trademarks, service marks and domain names; (3) all material Software (other than commercially-available, off-the-shelf Software); and (4) all material licenses or similar agreements or arrangements to which the Company is a licensee or licensor of Intellectual Property (excluding licenses for commercially-available, off-the-shelf Software).

(ii) Except as set forth in Section 3.3(q) of the Disclosure Schedule, to the Company’s knowledge, the Company is the owner of, or has rights to use, all of the material Intellectual Property necessary for the conduct of the Business as currently conducted (the “Company IP”).

(iii) Except as set forth on Section 3.3(q) of the Disclosure Schedule, the Company is not obligated under any Intellectual Property license agreement or otherwise to pay royalty or license fees or honorarium for the use of any Company IP.

(r) Bank Accounts. Section 3.3(r) of the Disclosure Schedule contains a list showing: (i) the name of each bank, safe deposit company or other financial institution in which the Company has an account, lock box or safe deposit box; and (ii) the names of all Persons authorized to draw thereon or to have access thereto.

(s) Brokers. Neither Seller, any of its Affiliates, nor the Company have dealt with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Buyer or the Company for arranging the transactions contemplated hereby or introducing the parties to each other.

3.4 Representations and Warranties of Seller. Seller represents and warrants to Buyer as of the date hereof as follows:

(a) Organization, Existence and Good Standing. Seller is a corporation duly incorporated, existing and in good standing under the laws of the State of Nevada.

(b) Power and Authority. Seller has full power and authority to execute and perform this Agreement and the other Transaction Agreements. The execution and delivery of this Agreement and the other Transaction Agreements to which Seller is a party by Seller and the performance by it of all of its obligations under this Agreement and the other Transaction Agreements to which it is a party have been duly approved prior to the date of this Agreement by all requisite action of its board of directors.

(c) Enforceability. Each of this Agreement and the other Transaction Agreements to which it is a party has been duly executed and delivered by Seller and constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

(d) Consents. No consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required for or in connection with the consummation by Seller of the transactions contemplated hereby.

(e) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement or the other Transaction Agreements to which it is a party by Seller, nor the consummation by it of the transactions contemplated hereby will conflict with or constitute a breach of any of the terms, conditions or provisions of its certificate of incorporation or by-laws. Neither the execution and delivery of this Agreement by Seller, nor the consummation by it of the transactions contemplated hereby will conflict with or constitute a breach of any of the terms, conditions or provisions of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or Governmental Authority or of any arbitration award, to which Seller is a party or by which Seller or any of Seller’s assets is bound.

(f) Conflicts Under Contracts. Seller is not a party to, or bound by, any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instruments under the terms of which the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby by Seller will require a consent, approval, or notice or result in a Lien on the Interest owned by Seller.

(g) Title. Seller owns all of the Interest, free and clear of all Liens.

3.5 Limitation on Warranties. The representations and warranties of the Company and Seller in Sections 3.3 and 3.4 constitute the sole and exclusive representations and warranties to Buyer in connection with the transactions contemplated hereby. Except as expressly set forth in Sections 3.3 and 3.4, neither Seller, the Company, their respective Affiliates nor any of their respective directors, managers, partners, shareholders, members, officers, employees, accounting firms, legal counsel or other agents, consultants or representatives make any express or implied representation or warranty of any kind whatsoever (including, without limitation, any representation or warranty as to the physical condition or value of any of the assets of the Company or the Business or, the future profitability or future earnings performance of the Business), and Seller and the Company (on behalf of themselves and each of their respective Affiliates and their respective directors, managers, partners, shareholders, members, officers, employees, accounting firms, legal counsel, agents, consultants and representatives) disclaim all liability and responsibility for, and Buyer acknowledges and agrees that it has not relied on, any representation, warranty, covenant, agreement, or statement made or information communicated (orally or in writing) to Buyer (including any opinion, information, or advice which may have been provided to Buyer or any of its Affiliates, directors, managers, partners, shareholders, members, officers, employees, accounting firms, legal counsel or other agents, consultants or representatives by any directors, managers, partners, shareholders, members, officers, employees, accounting firms, legal counsel or other agents, consultants or representatives of Seller or the Company). ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED. ANY AND ALL PRIOR REPRESENTATIONS AND WARRANTIES MADE BY ANY PARTY OR ITS REPRESENTATIVES, WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN MERGED INTO THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR REPRESENTATIONS OR WARRANTIES SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT.

3.6 Definition of Knowledge. For the purposes of this Agreement, Company’s knowledge (and words of similar import) shall be deemed to be limited to the actual knowledge of Nadir Ali, Wendy Loundermon and Shirish Tangirala, without giving effect to imputed or constructive knowledge or giving rise to any duty to investigate.

Article IV
Conduct Prior to the Closing

4.1 General. The Company, Seller and Buyer have the rights and obligations with respect to the period between the date hereof and the earlier of the Closing and termination of this Agreement in accordance with Section 9.2, at which time the provisions of this Article IV shall terminate.

4.2 Company’s and Seller’s Obligations. The following are the Company’s and Seller’s obligations (as applicable):

(a) The Company shall give to Buyer’s officers, employees, agents, attorneys, consultants, accountants and lenders reasonable access during normal business hours to all of the properties, books, contracts, documents, insurance policies, records and personnel of or with respect to the Company and shall furnish to Buyer and such Persons as Buyer shall designate to Seller such information as Buyer or such Persons may at any time and from time to time reasonably request, all in a manner so as to not interfere with the normal business operations of the Company. Notwithstanding anything to the contrary set forth in this Agreement, during the period between the date hereof and the Closing Date, neither the Company nor Seller shall in any event be required to disclose to Buyer or any of its representatives, or otherwise provide Buyer or any of its representatives any access to, any information, properties or personnel (i) if doing so would violate any contract or law to which Seller or the Company is a party or is subject or which it determines could result in a loss of the ability to successfully assert attorney-client and work product privileges, or (ii) if Seller determines that such disclosure or access should not be made or provided due to the competitively sensitive nature thereof.

(b) The Company shall use commercially reasonable efforts to carry on the Business in the usual and ordinary course of business, consistent with past practices, except as permitted or contemplated by this Agreement or the other Transaction Agreements. Notwithstanding the forgoing, nothing contained in this Agreement shall prohibit the Company, whether or not in the usual and ordinary course of business and whether or not consistent with past practice, to pay or prepay any obligation or to pay, transfer or distribute cash to Seller.

(c) Without limiting the generality of any other provision of this Agreement, except as (i) otherwise consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) otherwise contemplated by this Agreement or any other Transaction Agreement, or (iii) would constitute a violation of applicable law, from the date hereof through the Closing Date, the Company shall not, and Seller shall cause the Company not to:

(i) amend the certificate of formation or limited liability company agreement of the Company except as contemplated herein;

(ii) make any change in the Company’s capitalization or issue any security of any class or issue or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the limited liability company interests of the Company;

(iii) pay or declare any dividend or make any distribution on its limited liability company interests, or purchase or redeem any of its limited liability company interests, other than (1) payments expressly permitted in Section 4.2(b) and (2) as otherwise contemplated hereunder;

(iv) materially increase the compensation payable to any employee, except in the ordinary course of business consistent with past practices;

(v) make any payment to its employees, officers or managers except such amounts as constitute currently effective compensation for services rendered or reimbursement for out-of-pocket business expenses and except as otherwise contemplated hereunder;

(vi) institute or amend any employee benefit program or fringe benefit program with respect to the employees of the Company; or

(vii) sell, transfer or otherwise dispose of any asset or property (other than as expressly permitted hereunder), except for sales of inventory and for transfers of cash in payment of the Company’s liabilities, all in the usual and ordinary course of business in accordance with past practices.

4.3 Buyer’s Obligations. Buyer’s obligations are as follows:

(a) Buyer shall, at its cost and expense, make all filings with, provide all notices to, and obtain all Permits from, Governmental Authorities as are necessary to be made or provided by Buyer and/or its Affiliates in connection with the transactions contemplated by this Agreement, including, without limitation, all filings with, all notices to, and all Permits from applicable Governmental Authorities having regulatory control and/or jurisdiction with respect to the Business.

(b) Except as required by this Agreement, Buyer and its Affiliates shall not, without the prior written consent of the Company, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into, that would materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby or perform their obligations hereunder.

4.4 Joint Obligations. The following shall apply with equal force to the Company, Seller and Buyer:

(a) Subject to the terms of this Agreement, each of the parties shall use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby as soon as practicable.

(b) Each party shall promptly give each other party written notice of the existence or occurrence of any condition that (i) would make any representation or warranty herein contained of either party untrue, other than changes which would not be reasonably expected to have a Material Adverse Effect, or (ii) might reasonably be expected to prevent the timely consummation of the transactions contemplated hereby.

(c) No party shall intentionally perform any act that, if performed, or intentionally omit to perform any act that, if omitted to be performed, would prevent or excuse the performance of this Agreement by any party or which would result in any representation or warranty herein contained of such party being untrue in any material respect as if originally made on and as of the Closing Date, other than changes which would not be reasonably expected to have a Material Adverse Effect.

Article V
Conditions to Closing

5.1 Conditions to the Company’s and Seller’s Obligations. The obligation of the Company and Seller to consummate the transactions contemplated hereby is subject to the fulfillment of all of the following conditions at or prior to the Closing and as of the Closing, upon the non-fulfillment of any of which this Agreement may, at the Company’s option, be terminated if permitted pursuant to and with the effect set forth in Article IX:

(a) The representations and warranties made by Buyer set forth in Section 3.2 shall be true and correct in all material respects as if originally made on and as of the Closing Date (or, if made as of a specific date in the text of such representations and warranties, at and as of such date), except as affected by the transactions contemplated by this Agreement and except for such failures of representations or warranties to be true and correct which have not had a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement;

(b) Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) Buyer shall have delivered to the Company and Seller a certificate dated the Closing Date and signed by an authorized representative of Buyer on behalf of Buyer certifying that the conditions specified in Sections 5.1(a) and 5.1(b) have been satisfied (the “Buyer Closing Certificate”);

(d) No lawsuit, proceeding or investigation shall have been commenced by any Governmental Authority on any grounds to restrain, enjoin or hinder the consummation of the transactions contemplated hereby.

5.2 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated hereby is subject to the fulfillment of all of the following conditions at or prior to the Closing and as of the Closing, upon the non-fulfillment of any of which this Agreement may, at Buyer’s option, be terminated if permitted pursuant to and with the effect set forth in Article IX:

(a) The representations and warranties made by the Company and the Seller set forth in Section 3.3 and Section 3.4 shall be true and correct in all material respects as if originally made on and as of the Closing Date (or, if made as of a specific date in the text of such representations and warranties, as of such date), except as affected by the transactions contemplated by this Agreement and the other Transaction Agreements and except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect;

(b) The Company and Seller shall have performed in all material respects all the covenants and agreements required to be performed by it or them under this Agreement at or prior to the Closing;

(c) The Company and the Seller shall have delivered to Buyer a certificate dated the Closing Date and signed by an authorized representative of the Company on behalf of the Company and the Seller on behalf of the Seller certifying that the conditions specified in Sections 5.2(a) and 5.2(b) have been satisfied (the “Company Closing Certificate”);

(d) During the period from the date of this Agreement to the Closing Date, there shall not have occurred any event which has resulted in a Material Adverse Effect; and

(e) No lawsuit, proceeding or investigation shall have been commenced by any Governmental Authority on any grounds to restrain, enjoin or hinder the consummation of the transactions contemplated hereby; and

(f) The transactions contemplated by the Contribution Agreement shall have been consummated.

5.3 Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Sections 5.1 or 5.2, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

5.4 Waiver of Conditions. All conditions set forth in this Article V will be deemed to have been satisfied or waived from and after the Closing.

Article VI
Closing

6.1 Form of Documents. At the Closing, the parties shall deliver the documents, and shall perform the acts that are set forth in this Article VI. All documents that the Company and Seller shall deliver shall be in form and substance reasonably satisfactory to Buyer and Buyer’s counsel. All documents that Buyer shall deliver shall be in form and substance reasonably satisfactory to Seller and Seller’s counsel.

6.2 Buyer’s Deliveries. Buyer shall execute and/or deliver to Seller all of the documents reasonably required from Buyer to consummate the transactions contemplated hereby.

6.3 Seller’s Deliveries. Seller shall execute or deliver to Buyer all of the following:

(a) an assignment of the Purchased Interest, duly executed by Seller;

(b) a certified copy of the Company’s certificate of formation issued by the Secretary of State of the State of Nevada;

(c) a certificate of good standing of the Company issued by the Secretary of State of the State of Nevada;

(d) a form W-9; and

(e) the Transition Services Agreement; and

(f) a consent, duly executed by Seller as managing member, appointing Nadir Ali as Chief Executive Officer of the Company and Shirish Tangirala as Vice President of the Company; and

(g) without limitation by specific enumeration of the foregoing, all other documents reasonably required from Seller to consummate the transactions contemplated hereby.

6.4 Company’s Deliverables. Company shall execute or deliver to Buyer all of the following:

(a) an amendment to the Company’s Operating Agreement, pursuant to which Buyer shall be identified as the sole managing member of Company; and

(b) without limitation by specific enumeration of the foregoing, all other documents reasonably required from Company to consummate the transactions contemplated hereby.

Article VII
Post-Closing Agreements

7.1 Post-Closing Agreements. From and after the Closing, the parties shall have the respective rights and obligations that are set forth in the remainder of this Article VII.

7.2 Inspection of Records. From and after the Closing, Buyer shall, and shall cause the Company to, provide Seller and its agents with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the books and records of the Company with respect to periods or occurrences prior to the Closing and reasonable access, during normal business hours, and upon reasonable advance notice, to employees of each of Buyer, the Company, and each of their respective Affiliates for purposes of complying with any applicable Tax, financial reporting or regulatory requirements, or any other reasonable business purpose. Unless otherwise consented to in writing by Seller, neither Buyer nor the Company shall, for a period of two (2) years following the payment of the Second Installment, destroy, alter or otherwise dispose of any of the books and records of the Company for any period prior to the Closing without first offering to surrender to Seller such books and records or any portion thereof which Buyer or the Company may intend to destroy, alter or dispose of.

7.3 Intentionally Omitted.

7.4 Tax Matters.

(a) Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and its subsidiaries with respect to any Straddle Periods and any Pre-Closing Tax Periods where the applicable Tax Return is not due (taking extensions into account) until after the Closing Date (each, a “Buyer Prepared Tax Return”). Any such Buyer Prepared Tax Return shall be prepared consistent with past practices, unless otherwise required by applicable law. Buyer shall provide Seller with a copy of any such Buyer Prepared Tax Return that is an income Tax Return (each, a “Buyer Income Tax Return”) for Seller’s review, comment and approval no later than thirty (30) days prior to its due date (taking into account any extensions). Seller shall review and comment on such Buyer Income Tax Returns within fifteen (15) days following receipt thereof. If Seller does not submit comments within such period, then Seller shall be deemed to have approved such Buyer Income Tax Returns as prepared by Buyer. If Seller objects to any item on such Buyer Income Tax Return, it shall, within fifteen (15) days after delivery of such Buyer Income Tax Return, notify Buyer in writing that it so objects. Upon a timely delivery of a notice of objection, Buyer and Seller shall negotiate in good faith to resolve such items. If the parties are unable to resolve any such dispute within five (5) days after receipt by Buyer of such notice, the disputed items shall be referred to an independent accounting firm of international or national standing jointly selected by Buyer and Seller (the “Independent Accountant”), acting as an expert and not an arbitrator, for resolution on at least a more-likely-than-not basis, and any determination by the Independent Accountant shall be final and binding. The Independent Accountant shall resolve any disputed items within ten (10) days of having the item referred to it pursuant to such procedures as it may require. Upon the final determination of such dispute, Buyer shall file or cause to be filed any Buyer Income Tax Return (including, if necessary, as an amended Tax Return) promptly but no later than five (5) days after such final determination; provided that if the Independent Accountant cannot resolve a dispute (or if Seller and Buyer are unable to resolve any disagreements) before the due date for filing the Buyer Income Tax Return, Buyer shall timely file the Buyer Income Tax Return reflecting any changes to which Buyer and Seller have agreed and shall be permitted to file an amendment to such Buyer Income Tax Return if the Independent Accountant determines that such amendment is required. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller. Buyer shall provide a copy of each Buyer Prepared Tax Return to Seller promptly after it is filed.

(b) Buyer and Seller shall, and Buyer shall cause the Company and its subsidiaries to, reasonably cooperate fully, as and to the extent reasonably requested, in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes and Tax Returns of or with respect to the Company or any of its subsidiaries for any Pre-Closing Tax Period. Such cooperation shall include the retention, and (upon the other party’s request) the provision, of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided that the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance.

(c) Buyer shall not (and Buyer shall cause each of its Affiliates (including the Company and its subsidiaries after the Closing) to not) without the prior written consent of the Seller: (i) file, amend, re-file or otherwise modify any Tax Return relating in whole or in part to the Company or any of its subsidiaries with respect to any Pre-Closing Tax Period or Straddle Period, (ii) extend or waive the applicable statute of limitations with respect to a Tax or Tax Return of the Company or any of its subsidiaries for any Pre-Closing Tax Period or Straddle Period, (iii) file any ruling or request with any taxing authority that primarily relates to Taxes or Tax Returns of the Company or any of its subsidiaries for a Pre-Closing Tax Period or Straddle Period, (iv) make or change any election or method of accounting with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period of the Company or any of its subsidiaries, (v) make any voluntary disclosure to, or otherwise voluntarily approach or initiate contact with, any Governmental Authority with respect to any Tax or Tax Return of the Company or any of its subsidiaries for any Pre-Closing Tax Period or Straddle Period, or (vi) cause or permit the Company or any of its subsidiaries to take any action outside the ordinary course of business on the Closing Date after the Closing.

(d) For U.S. federal and applicable state income Tax purposes, Buyer and Seller intend and agree that (i) the purchase and sale of the Purchased Interest shall be treated as the purchase and sale of all of the assets of the Company, subject to the liabilities of the Company, and (ii) following Closing the Buyer and Seller shall be treated as independent parties and they shall not be treated as partners in a partnership, joint venturers or otherwise in a joint undertaking. Buyer and Seller shall prepare and file, and they shall cause their respective Affiliates to prepare and file, all U.S. federal and state income Tax Returns consistent with such intended Tax treatment. Buyer and Seller agree to allocate the Purchase Price (plus all other amounts that are treated as consideration for U.S. federal income Tax purposes) among the assets of the Company in accordance with the methodology set forth on Schedule 7.4(d) (the “Allocation Methodology”). Within ninety (90) days after the Working Capital Adjustment is finally determined, Seller shall deliver to Buyer an allocation of the Purchase Price (plus all other amounts that are treated as consideration for U.S. federal income Tax purposes) among the assets of the Company in accordance with the Allocation Methodology (the “Allocation Schedule”). The parties agree to prepare and file all U.S. federal and applicable state income Tax Returns in a manner consistent with the Allocation Schedule. Any subsequent adjustments to the Purchase Price shall be allocated in accordance with the Allocation Methodology.

(e) Buyer and Seller shall promptly provide each other with notice of any Tax inquiries, audits, examinations, proceedings or proposed Tax adjustments or assessments by any Governmental Authority that relate to any Tax or Tax Return of the Company or any of its subsidiaries for any Pre-Closing Tax Period or any Straddle Period (each, a “Tax Contest”). Buyer shall have the right to control all proceedings with respect to Tax Contests. With respect to any Tax Contest: (i) the Buyer shall keep the Seller reasonably informed regarding the status of the Tax Contest, including by promptly providing to the Seller copies of any and all correspondence received from or provided to the applicable Governmental Authority related to such Tax Contest, (ii) the Seller shall have the right to participate in such Tax Contest, including by attending meetings or conferences with the applicable Governmental Authority, (iii) the Buyer shall give the Seller the opportunity to review and comment on all submissions or filing with the applicable Governmental Authority before such submissions and filings are provided to the Governmental Authority, and (iv) the Buyer shall not settle, resolve, compromise or abandon (and shall not allow the Company or any of its subsidiaries to settle, resolve, or abandon) such Tax Contest without the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed).

7.5 Employee Matters. Buyer will make commercially reasonable efforts to ensure that each rank and file employee of the Company who continues employment with Buyer or the Company, as applicable, after the Closing Date (a “Continuing Employee”) will, during the period commencing at the Closing and ending on the first anniversary of the Closing, be provided with a rate of base salary or wages and bonus or commission opportunity that is not less favorable than the rate of base salary or wages and bonus or commission opportunity paid by the Company to such Continuing Employee immediately prior to the Closing.

7.6 Further Assurances. The parties shall execute such further documents, and perform such further acts, as may be necessary to transfer and convey the Purchased Interest to Buyer on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated hereby.

Article VIII
Survival; Remedies

8.1 Survival. All representations and warranties of the Company and Seller contained in, or arising out of, this Agreement or any other Transaction Agreement (or any certificate or other documents delivered in connection herewith or therewith) shall expire and terminate at the consummation of the transactions contemplated hereby at the Closing, and thereafter no claim may be made with respect to, or any suit or other proceeding instituted for, any breach of or inaccuracy in any such representation or warranty (and consummation of the Closing shall be deemed a waiver of any and all breaches of or inaccuracies in any such representation and warranty and all of Buyer’s rights and remedies with respect thereto). All covenants and agreements contained herein to be performed prior to or at the Closing shall expire and terminate at Closing, and thereafter no claim may be made with respect to, or any suit or other proceeding instituted for, any breach of or failure to perform any such covenant or agreement (and consummation of the Closing shall be deemed a waiver of any and all breaches of or failures to perform any such covenant or agreement and all of Buyer’s rights and remedies with respect thereto). All covenants and agreements contained in this Agreement or any other Transaction Agreement, in each case, which by their terms are to be performed (or which prohibit actions) subsequent to the Closing Date (“Post-Closing Covenants”) will survive the Closing for the period expressly specified therein, and thereafter no claim may be made with respect to, or any suit or other proceeding instituted for, any breach of or failure to perform any Post-Closing Covenants.

8.2 Remedies. Notwithstanding anything expressed or implied herein to the contrary:

(a) Buyer acknowledges and agrees that Seller shall not have any direct or indirect liability (derivatively or otherwise) with respect to any breach of or inaccuracy in any representation or warranty contained in, or arising out of, this Agreement or any other Transaction Agreement (or any certificate or other documents delivered in connection herewith), and that no claim may be made, or any suit or other proceeding instituted, by Buyer against Seller with respect thereto; and

(b) Except with respect to actions seeking injunctive relief and/or specific performance, and except as set forth in Section 2.5, from and after the Closing, the sole and exclusive remedy of the parties with respect to any matters arising under or relating to this Agreement, the other Transaction Agreements and/or the transactions contemplated hereby and thereby shall be a contract action to enforce the terms of the Post-Closing Covenants.

Article IX
Effect of Termination/Proceeding

9.1 General. The parties shall have the rights and remedies with respect to the termination and/or enforcement of this Agreement that are set forth in this Article IX.

9.2 Right to Terminate. Anything to the contrary herein notwithstanding, this Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Seller;

(b) by prompt notice given in accordance with Section 10.2, by Buyer or Seller if the Closing shall not have occurred at or before 11:59 p.m. (Pacific time) on the earlier to occur of (i) the Termination Date (as defined in the XTI Merger Agreement), or (ii) the 30 Business Day following the Closing Date (as defined in the XTI Merger Agreement) (the “Termination Date”); provided that the right to terminate this Agreement under this Section  9.2(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in the failure of, the Closing to occur on or prior to the Termination Date;

(c) by Buyer, if there has been a breach of any representation, warranty or covenant made by Seller or the Company in this Agreement, such that any condition set forth in Section 5.2 is not capable of being satisfied prior to the Termination Date and Buyer has not waived such condition; provided that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to Buyer if the failure of Buyer to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, such breach;

(d) by Seller, if there has been a breach of any representation, warranty or covenant made by Buyer in this Agreement, such that any condition set forth in Section 5.1 is not capable of being satisfied prior to the Termination Date and Seller has not waived such condition; provided that the right to terminate this Agreement pursuant to this Section 9.2(d) shall not be available to Seller if the failure of Seller or the Company to fulfill any of their obligations under this Agreement has been the cause of, or resulted in, such breach; or

(e) by either Buyer or Seller, in writing, if any Governmental Authority shall have entered any injunction, order, decree or ruling which, in any such case, has become final and non-appealable and has the effect of preventing or prohibiting consummation of the transactions contemplated by this Agreement; provided that the provisions of this Section 9.2(e) shall not be available to any party unless such party shall have used its reasonable best efforts to oppose any such action or to have such action vacated or made inapplicable to the transactions contemplated by this Agreement.

9.3 Certain Effects of Termination. In the event of the termination of this Agreement by either Seller or Buyer as provided in Section 9.2 each party, if so requested by the other party, will return promptly every document furnished to it by the other party (or any subsidiary, division, associate or Affiliate of such other party) in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) that may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made. This Section 9.3 shall survive any termination of this Agreement.

9.4 Remedies. Notwithstanding any termination right granted in Section 9.2, in the event of the non-fulfillment of any condition to a party’s closing obligations, in the alternative, such party may elect to do one of the following:

(a) proceed to close despite the non-fulfillment of any closing condition (if legally permissible), it being understood that consummation of the Closing shall be deemed a waiver of a breach of any representation, warranty or covenant and of such party’s rights and remedies with respect thereto to the extent that such party shall have actual knowledge of such breach and the Closing shall nonetheless occur;

(b) decline to close, terminate this Agreement as provided in Section 9.2, and thereafter seek damages to the extent permitted in Section 9.5; or

(c) seek specific performance by the other party hereto of such other party’s obligations hereunder which it has failed to perform so that Closing may proceed (it being acknowledged and agreed that the non-breaching party would be damaged irreparably, the remedies available at law to the non-breaching party would be inadequate, and the performance of such other party’s obligations under this Agreement may be specifically enforced).

9.5 Right to Damages. If this Agreement is terminated pursuant to Section 9.2, no party hereto shall have any claim for monetary damages against the other, except if the circumstances giving rise to such termination were caused by the other party’s willful failure to comply with a material covenant set forth herein, in which event termination pursuant to Section 9.2 shall not be deemed or construed as limiting or denying any legal or equitable right or remedy of such party, and such party shall also be entitled to recover its costs and expenses which are incurred in pursuing its rights and remedies (including reasonable attorneys’ fees).

Article X
Miscellaneous

10.1 Publicity. Except as otherwise required by law or applicable stock exchange rules, press releases and other publicity concerning this transaction shall be made only with the prior agreement of Seller and Buyer (and in any event, the parties shall use all reasonable efforts to consult and agree with each other with respect to the content of any such required press release or other publicity). Except as otherwise required by law or applicable stock exchange rules, no such press releases or other publicity shall state the amount of the Purchase Price.

10.2 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) on the day of service if served personally on the party to whom notice is to be given; (b) on the day of transmission if delivered by electronic mail during regular business hours on a Business Day and, if not, then on the following Business Day; or (c) one (1) Business Day after being sent by Fed Ex or a similar nationally recognized overnight courier (with next day delivery specified):

If to Seller:

Inpixon
405 Waverley Street

Palo Alto, California 94301
Attention: Melanie Figueroa, General Counsel
Email: melanie.figueroa@inpixon.com

with a copy to (which shall not constitute notice):

Norton Rose Fulbright US LLP

1045 West Fulton Market, Suite 1200

Chicago, IL 60607

Attention: Kevin Friedmann

Email: kevin.friedmann@nortonrosefulbright.com

If to the Company (prior to the Closing):

c/o Inpixon

Grafiti LLC

405 Waverley Street

Palo Alto, California 94301

Attention: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

with a copy to (which shall not constitute notice):

Norton Rose Fulbright US LLP

1045 West Fulton Market, Suite 1200

Chicago, IL 60607

Attention: Kevin Friedmann

Email: kevin.friedmann@nortonrosefulbright.com

If to Buyer:

Grafiti Group LLC

405 Waverley Street

Palo Alto, California 94301

Attention: Nadir Ali

Email: nadir.ali@grafiti.com_

Any party may change its address for the purpose of this Section 10.2 by giving the other party written notice of its new address in the manner set forth above.

10.3 Expenses; Transfer Taxes. Except as otherwise expressly set forth herein, each party hereto shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including financial advisors’, attorneys’, accountants’ and other professional fees and expenses, whether or not the transactions contemplated by this Agreement are consummated, provided, however, that the Seller shall bear all such fees and expenses incurred by the Seller or the Company through the Closing Date. Notwithstanding the foregoing, in the event any party institutes any legal suit, action, arbitration or other proceeding against the other party to enforce the provisions of this Agreement or otherwise related to the transactions contemplated hereunder, the prevailing party in such suit, action arbitration or proceeding shall be entitled to recover from the other party the costs and expenses incurred by the prevailing party in conducting and/or defending such suit, action, arbitration or proceeding, including reasonable attorneys’ fees and other professional fees and expenses incurred in connection therewith (it being understood that this sentence shall not apply to costs and expenses incurred pursuant to an arbitration proceeding under Section 2.5, but shall apply to any action to enforce the decision of the Arbitrating Accountant thereunder). All transfer, stamp, documentary, sales and use, value added, registration, deed and other similar Taxes, and related fees imposed on any of the parties by any Governmental Authority in connection with the transactions contemplated by this Agreement (“Transfer Taxes”), shall be borne solely by Buyer, and Buyer shall timely file, and Seller will cooperate in filing, all Tax Returns related to such Taxes.

10.4 Entire Agreement. This Agreement and the other Transaction Agreements, constitute the entire agreement between the parties and shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. Each Appendix, Attachment, Exhibit, Schedule and the Disclosure Schedule, shall be considered incorporated into this Agreement. Any amendments, or alternative or supplementary provisions, to this Agreement must be made in writing and duly executed by an authorized representative or agent of each of the parties hereto.

10.5 Projections. Neither Seller, the Company, their respective Affiliates nor any of their respective directors, managers, partners, shareholders, members, officers, employees, accounting firms, legal counsel or other agents, consultants or representatives make any express or implied warranty of any kind whatsoever, including any representation or warranty as to the future profitability or future earnings performance of the Company. Buyer acknowledges that any estimates, forecasts, or projections furnished or made available to it concerning the Company or its properties, business, assets or liabilities have not been prepared in accordance with GAAP or standards applicable under the Securities Act, and such estimates, forecasts and projections reflect numerous assumptions, and are subject to material risks and uncertainties. Buyer acknowledges that actual results may vary, perhaps materially, and Buyer is not relying on any such estimates, forecasts or projections.

10.6 Non-Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. Except as expressly provided herein, no waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

10.7 Counterparts. This Agreement and any of the Transaction Agreements may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. This Agreement and any of the Transaction Agreements may be executed through the exchange of pdf or other electronic signature pages, which shall have the same legal effect as original signatures.

10.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and, for purposes of such jurisdiction, such provision or portion thereof shall be struck from the remainder of this Agreement, which shall remain in full force and effect. This Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the parties under this Agreement.

10.9 Applicable Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, inducement to enter and/or performance of this Agreement (whether related to breach of contract, tortious conduct or otherwise and whether now existing or hereafter arising) shall be governed by, the internal laws of the State of Nevada, without giving effect to any laws, rules or provisions (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws, rules or provisions of any jurisdiction other than the State of Nevada.

10.10 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any Person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including third party beneficiary rights, except that the Indemnified Employees shall be third party beneficiaries of Section 7.3, NRF shall be a third party beneficiary of Section 10.16 and the Released Persons shall be third party beneficiaries of Section 10.17.

10.11 Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any of the parties hereto without the prior written consent of Buyer and Seller.

10.12 Rule of Construction. The parties acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such legal and tax counsel as they desired, and has contributed to its revisions. The parties further agree that the rule of construction that any ambiguities are resolved against the drafting party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all parties and not in favor of or against any party. The terms “including”, “includes”, “include” and words of like import shall be construed broadly as if followed by the words “without limitation” or “but not limited to.” The terms “herein”, “hereunder”, “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found. The term “pending” shall mean pending (but shall not be construed as referring to any action, suit or proceeding against the Company that has been filed but not yet served on the Company), and “threatened” means threatened (and shall be construed as referring, without limitation, to any action, suit or proceeding against the Company that has been filed but not yet served on the Company). The term “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement (and the other Transaction Agreements) are in United States Dollars, and all amounts owing under this Agreement and the other Transaction Agreements shall be paid in United States Dollars. The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

10.13 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES HERETO WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LAWSUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY’S RIGHTS UNDER THIS AGREEMENT AND/OR RELATING TO THE TRANSACTIONS CONTEMPLATED HEREUNDER.

10.14 Consent to Jurisdiction. Each party hereto agrees that any lawsuit, action or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby shall be brought exclusively in the state courts of Nevada, or in the event (but only in the event) that any such court does not have subject matter jurisdiction over such lawsuit, action or other proceeding, the United States District Court for the District of Nevada, and each of the parties hereto hereby submits to the exclusive jurisdiction of such courts for itself and with respect to its property, generally and unconditionally, for the purpose of any such lawsuit, action or other proceeding. A final judgment in any such lawsuit, action or other proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereto agrees not to commence any lawsuit, action or other proceeding arising out of or relating to this Agreement or the transactions contemplated hereby except in the courts described above (other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Nevada as described above), irrevocably and unconditionally waives any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any such court, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum or does not have jurisdiction over any party hereto.

10.15 Amendments. This Agreement shall not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of each of the parties hereto.

10.16 Conflicts and Privilege. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Norton Rose Fulbright US LLP (“NRF”) may serve as counsel to Seller on the one hand, and the Company on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, NRF may serve as counsel to Seller or any director, member, partner, officer, employee or Affiliate of Seller in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement or any other matter notwithstanding such representation (or continued representation) of the Company and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Buyer further agrees that, as to all communications among NRF, the Company and Seller that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and shall not pass to or be claimed by Buyer or the Company. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by NRF to such third party; provided that the Company may not waive such privilege without the prior written consent of Seller.

10.17 Release and Indemnity. (a) Buyer, on its own behalf and on behalf of the other Buyer Indemnitors and the Company (each, together with Buyer, a “Releasing Person”, collectively, the “Releasing Persons”) hereby unconditionally and irrevocably and forever releases and discharges (and, upon request from Seller, Buyer shall cause each other Releasing Person to acknowledge and agree in writing to such release and discharge) each of the officers and managers of the Company, the Seller Indemnitees and their respective Affiliates, successors and assigns, and all of their respective current and former officers, directors, managers, shareholders, members, partners, employees, agents and representatives (each, a “Released Person”) from, and the Buyer Indemnitors, jointly and severally, hereby indemnify the Seller Indemnitees against, all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, which have been or could have been asserted against any Released Person, which any Releasing Person ever had, now has or ever may have or claim to have, which arise out of or in any way relate to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Business and the Company (collectively, the “Released Claims”); provided that the parties acknowledge and agree that this Section 10.17 does not apply to and shall not constitute a release of any rights or obligations arising under this Agreement or any of the other Transaction Agreements. Buyer, on behalf of itself and each of the other Releasing Persons, covenants that none of the Releasing Persons will (and that Buyer will cause all other Persons who may seek to claim as, by, through or in relation to any of the Releasing Persons or any of the matters released by or on behalf of the Releasing Persons in this Section 10.17 not to) sue, or bring or otherwise pursue any claim against, any of the Released Persons on the basis of or in any way relating to any of the Released Claims (regardless of whether the release of any such Released Claim is enforceable under, or prohibited by, applicable law or otherwise).

(b) Acknowledgment of Unknown Losses or Claims. Buyer, on its own behalf and on behalf of each other Releasing Person, expressly understands and acknowledges that it is possible that unknown losses or claims exist or might come to exist or that present losses may have been underestimated in amount, severity, or both. Accordingly, Buyer and each other Releasing Person are deemed expressly to understand provisions and principles of law such as Section 1542 of the Civil Code of the State of California (“Section 1542”) (as well as any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar or comparable to Section 1542), which provides: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASING PARTY. Buyer and each other Releasing Person are hereby deemed to agree that the provisions of Section 1542 and all similar federal or state laws, rights, rules, or legal principles of California or any other jurisdiction that may be applicable herein, are hereby knowingly and voluntarily waived and relinquished with respect to the releases in Section 10.17(a).

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first above written.

SELLER:

INPIXON

By:	/s/ Wendy Loundermon
Name:	Wendy Loundermon
Title:	Chief Financial Officer

COMPANY:

GRAFITI LLC

Inpixon, its Managing Member

By:	/s/ Wendy Loundermon
Name:	Wendy Loundermon
Title:	Chief Financial Officer

BUYER:

GRAFITI GROUP LLC

By:	/s/ Nadir Ali
Name:	Nadir Ali
Title:	Managing Member

Schedule 7.4(d)

Allocation Methodology

Asset Class Pursuant to Treasury Regulation section 1.338-6(b)	Allocated Amount
Class I	Actual amount, if any, of the Class I assets included in the final calculation of the Working Capital Adjustment.
Class II	Zero
Class III	Actual amount, if any, of the Class III assets included in the final calculation of the Working Capital Adjustment.
Class IV	An amount equal to the net book value of the Class IV assets on the Closing Balance Sheet.
Class V	An amount equal to the net book value of the Class V assets on the Closing Balance Sheet.
Class VI and Class VII	The remaining balance.